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SEC 19008052 N

SEC Mail Processing Section
MAR 01 2019
Washington DC
413

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SEC FILE NUMBER
8 - 67721

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blaylock Van, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 3rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric V. Standifer (510)-208-6101
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Vichow Krause, LLP
(Name -- *if individual, state last, first, middle name*)

One Penn Plaza - Suite 3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RMS

OATH OR AFFIRMATION

I, Eric V. Standifer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blaylock Van, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN NAZZARENO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01NA6385370
Qualified in Suffolk County
My Commission Expires 12-31-2022

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLAYLOCK VAN, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2018

BLAYLOCK VAN, LLC

CONTENTS

bakertilly

Report of Independent Registered Public Accounting Firm

To the Members of Blaylock Van, LLC:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Blaylock Van, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "consolidated statement of financial condition"). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2014.

New York, New York
February 22, 2019

BLAYLOCK VAN, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2018		
ASSETS		
Cash and cash equivalents	$	3,099,295
Receivables from clearing brokers, including clearing deposits of $500,000		1,014,044
Investment banking, commission and other receivables, net		622,754
Fixed assets, net		48,556
Other assets		120,137
Total assets	$	4,904,786
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	527,837
Deferred compensation		204,740
Total liabilities		732,577
Liabilities subordinated to claims of general creditors, net of deferred financing costs of $28,500		2,471,500
Commitments and contingencies		
Members' equity		
Non-controlling interest		57,292
Members' equity		1,643,417
Total members' equity		1,700,709
Total liabilities and members' equity	$	4,904,786

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business and Organization

Blaylock Van, LLC, (the "Company" or "BV") is a limited liability company which was organized under the laws of the state of California on March 26, 2007. The Company's primary offices are located in New York, NY, Oakland, CA and Chicago, IL. The Company became registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and admitted to membership in Financial Industry Regulatory Authority, Inc. ("FINRA") on December 21, 2007, and commenced operations on January 1, 2008. On February 18, 2016, BV acquired a 50% ownership in SPI Strategies, LLC, ("SPI"), a California limited liability company and investment advisor registered with the SEC. SPI is an affiliate of BV from a related party. SPI was determined to be a variable interest entity ("VIE") as BV as its management personnel significantly participate in the decisions and operations of SPI. SPI's operations consist of the management of assets in the capacity of investment manager.

BV's operations consist of distributing and underwriting investment banking debt and equity, municipal, and taxable fixed-income securities to institutional investors, with expertise in mortgage-backed, asset-backed, government agency, corporate, municipal and equity securities. BV periodically trades on its own account, typically in municipal and corporate positions, and may incur trading gains and losses. During the year ended December 31, 2018, BV earned / incurred gains of $21,953. For the year ended December 31, 2018, these gains are included in other income in the consolidated statement of operations. As of December 31, 2018, BV held no investment positions in its own account. Additional sources of revenue come from commissions from agency transactions in equity securities.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of BV and its variable interest entity SPI (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Certain reclassifications have been made to the consolidated statement of changes in members' equity in the 2017 financial statements to conform to the consolidated 2018 financial statement presentation. These reclassifications had no effect on net loss or cash flows as previously reported.

Cash and Cash Equivalents

The Company considers money market accounts maintained at financial institutions and purchased with an original maturity date of less than 90 days to be cash equivalents.

Receivables from Clearing Brokers

The Company has a clearing agreement with Pershing LLC (the "Clearing Broker"). The Clearing Broker clears all of the Company's securities transactions for the Company. The Company is required to maintain certain deposit levels with the Clearing Broker. Amounts due from the broker may be restricted to the extent that they serve as deposits for securities sold short.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value - Definition and Hierarchy (continued)

Valuation Techniques

The Company values securities owned and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. As of December 31, 2018, the Company had no open trading positions. All security positions purchased and sold during the year were valued using Level 1 inputs. The Company recognized a net gain of approximately $22,000 for the year ended December 31, 2018 on trading positions which is included in the consolidated statement of operations as other income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. The Company uses straight line depreciation over estimated useful lives of three to seven years.

Deferred Financing Costs

Deferred financing costs are presented as a direct deduction from the carrying amount of the related debt liability and are amortized over the life of the debt.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis.

If a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading. However, at acquisition an entity is not precluded from classifying as trading a security it plans to hold for a longer period. Classification of a security as trading shall not be precluded simply because the entity does not intend to sell it in the near term. Gains or losses from securities classified as trading are included in the consolidated statement of operations as other income.

Revenue and Receivables from Contracts with Customers

In accordance with ASC 606, effective January 1, 2018, revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The implementation of the new standard did not impact our method of revenue recognition.

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

1. Nature of business and summary of significant accounting polies (continued)

Revenue from Contracts with Customers (continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Investment Banking Fees

Investment banking revenues consist of underwriting revenue and agent fees.

Investment banking revenues include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or an agent. The performance obligation is the consummation of the sale of securities for each contract with a customer. The transaction price includes fixed fees and is recognized as revenue when the performance obligation is satisfied, generally the trade date. Where BV is the lead underwriter, revenue and expenses will be first allocated to other members of a syndicate because BV is acting as an agent for the syndicate. Accordingly, the Company records revenue on a net basis. When BV is not the lead underwriter, BV will recognize its share of revenue and expenses on a gross basis, because BV is acting as the principal. These revenues are recorded in accordance with the terms of the investment banking agreements. The Company carries its investment banking receivables at the net realizable value less accrued syndication expenses.

Commissions

Broker-dealer commissions are earned by executing client transactions in stocks, mutual funds, fixed income and other financial products and services. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities transactions. The Company records a receivable on the trade date and receives a payment on settlement date.

Investment Management Fees

Investment management fee revenue represents fees charged by SPI, a registered investment advisor ("RIA"), to its clients based upon the value of the client assets under management. SPI recognizes its investment management fee revenue on a gross basis, quarterly in arrears, when the performance obligation is satisfied.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax, but does not expect to have any liability in 2018 as a result of its current year operating loss. As of December 31, 2018, the Company has a net operating loss carryforward of approximately $1,800,000 which may be utilized against future potential income in subsequent years. However, the assets are fully reserved for as of December 31, 2018.

1. Nature of business and summary of significant accounting polies (continued)

Income Taxes (continued)

The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for all periods subsequent to 2015. The Company follows the asset-liability method of accounting for deferred income taxes. There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition as amounts are deemed to be immaterial and are not expected to have any future tax consequences.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial position and cash flows.

2. Fixed assets

Details of fixed assets net of accumulated depreciation at December 31, 2018 are as follows:

Computer equipment	$ 340,226
Furniture and fixtures	85,558
Leasehold improvements	14,218
	440,002
Less accumulated depreciation	391,446
	$ 48,556

2. Fixed assets (continued)

In December 2017, the Company entered into a capital lease obligation, collateralized by the related assets, for the purchase of computer equipment in the amount of $79,095. At December 31, 2018 the amount due on the lease of $48,556 is included in the consolidated statement of financial condition in accounts payable and accrued expenses. Depreciation expense for the year ended December 31, 2018 aggregated $28,341.

The lease is non-interest bearing and is payable monthly. The amount of the remaining lease commitments are approximately $26,000, and $23,000, for the years ended December 31, 2019, and 2020 respectively.

3. Liabilities subordinated to claims of general creditors

Subordinated Loan Agreements

On December 14, 2017, FINRA approved a prepayment of $1,000,000, the remaining balance due on the equity cash subordinated loan agreement due to mature on January 31, 2018. On that same date, FINRA approved a new equity cash subordinated loan agreement, effective December 31, 2017, with the same lender in the amount of $1,000,000, which was funded by the approved prepayment and replaced the subordinated loan due to mature on January 31, 2018. The new loan matures on December 31, 2020 and bears interest at 12% per annum payable quarterly. Interest expenses for the year ended December 31, 2018 approximated $120,000 as related to this subordinated loan. Interest has been paid through December 31, 2018.

On July 21, 2017, FINRA approved a new equity cash subordinated loan agreement with another counterparty, effective July 21, 2017, in the amount of $1,500,000. The new loan matures on July 21, 2020 and bears interest at 400 basis points above the five- year U.S. Treasury rate, (2.77% at July 21, 2018), as adjusted on an annual basis, payable quarterly. The Company incurred costs associated with this loan in the aggregate of $54,000 which are being amortized over the life of the loan. At December 31, 2018 the amount of the unamortized deferred loan costs of $28,500 are included in the consolidated statement of financial condition as a reduction to the related subordinated debt liability. Amortization expense for the year ended December 31, 2018 aggregated $18,000. Interest expense for the year ended December 31, 2018 approximated $94,000 as related to this subordinated loan. Interest has been paid through December 31, 2018.

4. Variable Interest Entity and Related party transactions

On February 18, 2016 BV acquired a 50% ownership in SPI, a California limited liability company and registered investment advisor and affiliate of BV, from a related party. SPI was determined to be a VIE as BV and its management personnel significantly participate in the decisions and operations of SPI and these parties are the primary beneficiaries and members of SPI.

On April 1, 2016, the Company entered into a sublicense agreement with SPI for the use of a market data research system licensed by the Company from Robert Van Securities, Inc. ("RVSI"), a Class A Member of the Company. Under the terms of the license, the Company pays 100% of the costs of the market data research system and related research tool expenses to the various data providers necessary to facilitate use of the system in lieu of any license fees to the licensor. Under the terms of the sublicense between the Company and SPI, SPI reimburses the Company for a proportionate share of the costs of the market data research system and related research tool expenses to the various data providers necessary to facilitate use of the system in lieu of any sublicense fees to the sub-licensor. During 2018, SPI reimbursed the Company approximately $105,000 for market data costs.

4. Variable Interest Entity and Related party transactions (continued)

During 2018, the Company allocated expenses of approximately $248,000 to SPI for reimbursement of compensation and other operating expenses under the terms of an expense sharing agreement executed by the two parties.

At December 31, 2018, the Company had a receivable due from SPI of approximately $119,000 for the above related expenses. The Company also had an additional receivable due from SPI in the amount of approximately $25,000 for its share of a capital lease obligation related to the purchase of computer equipment which is due over a three-year period. For the year ended December 31, 2018, SPI incurred a net profit of $114,914. All related expenses and inter-company transactions have been eliminated in consolidation.

At December 31, 2018, the assets and liabilities of SPI consisted of the following:

Assets:	
Cash	$137,539
Management fees receivable	132,033
Fixed assets, net	24,823
Other assets	2,100
	$ 296,495
Liabilities and equity:	
Due to BV	$ 143,674
Accounts payable and other liabilities	3,194
Members' equity	149,627
	$ 296,495

5. Members' equity

The equity of the Company is divided into four classes of shares, Class A, Class B, Class C and Class D shares. The Class A members' voting interest shall be directly proportional to each member's Class A shares. As of December 31, 2018, RVSI owns 99.8% of Class A shares which represents approximately a 58% membership interest in the Company. The Class B, Class C and Class D members have no voting rights. The Class B, Class C and Class D shares represent only an economic interest in the profits and losses of the Company, except for other such rights that may expressly be granted to such Class B, Class C and Class D members in accordance with the Operating Agreement, as amended (the "Agreement"). As of December 31, 2018, Blaylock & Co. ("B&C") owns 100% of the Class B Shares which represents approximately a 33% membership interest in the Company. Jamaica Money Market Bank ("JMMB") owns 100% of Class C shares which represents approximately a 1% membership interest of the Company and Kalispel Economic Tribal Authority ("KTEA") owns 100% of the Class D Shares which represents approximately an 8% membership interest in the Company. The Company has the right to redeem all or any of the 131 outstanding Class D shares at a price per share equal to the Class D purchase price of $7,633 per share on or after the participating end date, which is the third anniversary of the issue date of October 2, 2017.

Net profits are allocated to members in reverse order and in proportion to any net loss previously allocated to each such member until net profits have been allocated to members in an aggregate amount equal to the aggregate net loss previously allocated to the members. Thereafter, net profits are allocated to the members in the same ratio and order as distributions are required to be made. Net losses are first allocated to Class A, B, or C members in proportion to the respective share percentage interests. In the event that a Class A, B, or C member has a negative balance in its capital account at the time such net loss is allocated, such member will not be allocated a net loss. Furthermore, the remaining Class A, B and C members that have positive balances in their capital accounts will be allocated the remaining net loss in proportion to the amount of their respective capital accounts. Thereafter, all remaining net losses will be allocated to the Class D member.

5. Members' equity (continued)

The Company makes distributions from net profits in such amounts and at such times as its Manager determines for each year as follows; first the Class D member is entitled to an annual fixed preferred distribution, payable quarterly, in the amount of $125,000; second 100% of distributions are made to Class A, B and C members in proportion to their share percentage interest until such time as such members have received an amount per share equal to the fixed preferred distribution; third, distributions are then made equally among all members in proportion to their respective share percentage interest. For the year ended December 31, 2018, the Company did not make any distributions as there were no net profits and is currently in arrears in the amount of $125,000 due to KTEA, the Class D member, for the annual fixed preferred distribution which is payable prior to any other distributions.

6. Benefit Plans

Profit Sharing Plan

The Company had an established nonqualified supplemental deferred compensation plan (the "BV Executive Discretionary Performance Incentive Plan") for certain employees of the Company. The granting of awards was at the sole discretion of the Board of Directors. The deferred compensation vested 1/3 on the first day of the succeeding plan year three years after contributions were made and 1/3 each on the first day of the next two succeeding years. As of December 31, 2018, the undistributed deferred compensation amount of approximately $205,000 is fully vested. All of the compensation cost related to the plan has been recognized as of December 31, 2018 and there were no grants issued in 2018. In January 2018, the Company voluntarily terminated the plan. The Company is required to wait a minimum of one year, as required by ERISA, to distribute the deferred compensation to the active participants. The Company has the right to make all final distributions within the second twelve-month period commencing with the date of termination of the plan or to make distributions as outlined under the terms of the original plan document.

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provided for a dollar-for-dollar employer matching contribution of 50% of the employee's contribution up to a maximum employee contribution of 10%. Employees become fully vested on a graded vesting schedule in employer matching contributions after five years of employment. On July 1, 2018 the Company elected to begin making a discretionary matching contribution equal to a uniform percentage of employee salary deferrals to be determined each year and adjusted quarterly as to determination, calculation and frequency. Company 401(k) matching contributions were approximately $60,000 for the year ended December 31, 2018. In 2018 employees were able to defer up to $18,500 (plus $6,000 for employees over the age of 50) of their yearly pay as a pre-tax investment in the 401(k)plan, in accordance with limits set by the IRS.

7. Net capital requirement and computation

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was approximately $3,690,000 which was approximately $3,590,000 in excess of its minimum requirements of $100,000.

7. Net capital requirement and computation (continued)

For net capital reporting purposes, the financial statements of SPI are not consolidated with BV in accordance with Consolidated Computations of Net Capital and Aggregate Indebtedness for Certain Subsidiaries and Affiliates Rule 15c3-1c (Appendix C) as SPI is not majority owned and its obligations are not guaranteed, endorsed or assumed by BV. As a result, the assets and liabilities of SPI, as described in Note 4, are excluded from BV's FOCUS Reports. At December 31, 2018, for net capital reporting purposes, the statement of financial condition reflects an amount due from affiliate, SPI, of $221,010 which consists of the total aggregate amount due from SPI of $143,674, plus the Company's cumulative share of the SPI profit and investment of $77,336. In the statement of operations, the SPI current year profit of $57,457 is included as equity earnings (losses) of unconsolidated affiliates.

8. Exemption from SEC Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to its clearance agreements, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice, the Company and the Clearing Broker monitor collateral on the customers' accounts. In addition, the receivables from the Clearing Broker are pursuant to these clearance agreements and include clearing deposits of approximately $500,000.

In the normal course of its operations, the Company may enter into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At certain points during the year, account balances may have exceeded insured limits, but the Company has not incurred any associated credit losses.

11. Commitments, contingencies and indemnifications

Commitments

The Company has contractual commitments for certain market data services for periods not to exceed two years from the balance sheet date. Amounts committed are approximately $340,000 and $78,000, for the years ended December 31, 2019 and 2020, respectively.

The Company leases its office space under leases which expire between 2019 and 2022.

Aggregate future minimum annual lease payments in the years subsequent to December 31, 2018 are as follows:

Year ending December 31,	
2019	$477,000
2020	370,000
2021	351,000
2022	169,000
	$1,367,000

Rent expense for the year ended December 31, 2018 was approximately $594,000 which is included in occupancy expense in the statement of operations. Included in other assets is approximately $99,000 pledged as security deposits for office leases

Contingencies

In the normal course of business, the Company has been named as a defendant in various legal and arbitration matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Liquidity

At December 31, 2018, the Company's consolidated available cash balance was approximately $3.1 million dollars. The Company also has approximately $500,000 in funds deposited in firm accounts with its clearing broker which are readily available if needed. Management believes that it has sufficient cash reserves to meet its anticipated obligations over the next twelve months, notwithstanding that the Company had incurred operating losses as a result of a decrease in revenues and negative cash flows from operating activities in each of the last two fiscal years.

Management also anticipates that the Company will see increased revenues in the coming fiscal year based on its current and projected economic forecast as well as its historical relationships with prospective issuers and efforts to market its capabilities to new issuers. While the Company believes it is well positioned for success in the current environment, material decreases in trading volumes or debt or equity issue volume could adversely impact the Company's business plan. Management has the ability to manage operating costs, if necessary, to adjust for market fluctuations.

13. Subsequent Events

The Company has evaluated and noted no events or transactions that have occurred between the period of December 31, 2018 through February 22, 2019 that would require recognition or disclosure in the financial statements.